Summit Therapeutics plc
(‘Summit’ or the ‘Company’)

Summit Announces Intention to Redomicile its Holding Company to the United States

Oxford, UK, and Cambridge, MA, US, July 16, 2020 – Summit Therapeutics plc (NASDAQ: SMMT) today announces its intention to relocate the corporate domicile of its holding company from the United Kingdom to the United States. The proposed redomiciliation is in line with Summit’s increasing focus on business operations in the United States, including its plans to commercialise ridinilazole for the treatment of C. difficile infection (‘CDI’), if approved. In addition, Summit expects to gain greater corporate flexibility and improve its access to capital by operating within a jurisdiction more familiar to US-focused healthcare investors.

The proposed redomiciliation is to be effected by a UK court-approved scheme of arrangement (the ”Plan of Redomiciliation”). Under the Plan of Redomiciliation, every five existing Summit ordinary shares will be exchanged for one share of common stock in a newly incorporated Delaware corporation (“New Summit”). Accordingly, holders of Summit’s American Depositary Shares (‘ADSs’) can expect to receive one share of New Summit common stock in exchange for each of their ADSs. The New Summit common stock is expected to be listed on the Nasdaq Global Market.

The proposed redomiciliation is subject to, amongst other things, shareholder approval and court approval in the United Kingdom. A circular, which will contain full details of the Plan of Redomiciliation, will be posted to holders of Summit ordinary shares and ADSs as soon as practicable. Summit’s operations at the Company’s UK locations in Oxford and Cambridge are expected to continue unaffected under the new United States based holding company.

About Summit Therapeutics
Summit Therapeutics, led by its Discuva Platform, the Company's discovery engine, is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the patient-friendly new era standard of care for those suffering from infectious disease, subject to regulatory approvals, and create value for payors and healthcare providers. In the present time, we are developing new mechanism antibiotics to treat infections caused by C. difficile, Enterobacteriaceae and N. gonorrhoeae and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc. For more information on the Company's Discuva Platform, visit https://www.summitplc,com/our-science/discuva-platform.

Contacts

Summit Press Office	investors@summitplc.com

Summit Forward-looking Statements
Any statements in this press release about the Company’s future expectations, plans and prospects, including but not limited to, statements about the proposed redomiciliation, clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential commercialization of the Company’s product candidates, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "would," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: whether the Company obtains shareholder approval and court approval of the proposed redomiciliation, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts and funding awards, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the "Risk Factors" section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Transition Report on Form 20-F for the eleven months ended 31 December 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this press release represent the Company’s views only as of the date of this release and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this press release.